UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES ACT OF 1934

IHEARTMEDIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	26-0241222
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
20880 Stone Oak Parkway San Antonio, Texas	78258
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock, par value $0.001 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number

to which this form relates:              (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

This registration statement on Form 8-A relates to the registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Class A Common Stock, par value $0.001 per share, of iHeartMedia, Inc. (the “Company”) in connection with the listing of the Class A Common Stock on the Nasdaq Stock Market LLC (the “Nasdaq”). The Class A Common Stock is currently registered under Section 12(g) of the Exchange Act and is currently quoted on the OTC Pink Sheets under the symbol “IHTM.” The Company anticipates that the listing of the Class A Common Stock on the Nasdaq will begin at the opening of trading on July 18, 2019 under the symbol “IHRT.”

Item 1. Description of Registrant’s Securities to be Registered

The following is a description of the material terms of the Company’s Fifth Amended and Restated Certification of Incorporation (the “Charter”) and Second Amended and Restated Bylaws (the “Bylaws”). The following description may not contain all of the information that is important to you. To understand the material terms of the Class A Common Stock, you should read the Charter and the Bylaws, copies of which have been filed will be filed with the SEC as exhibits to the Company’s Current Report on Form 8-K filed on May 2, 2019.

The Charter authorizes capital stock consisting of:

•	100,000,000 shares of undesignated preferred stock, par value $0.001 per share;

•	1,000,000,000 shares of Class A Common Stock, par value $0.001 per share (the “Class A common stock”); and

•	1,000,000,000 shares of Class B Common Stock, par value $0.001 per share (the “Class B common stock,” and together with the Class A common stock, the “common stock”).

The following summary describes the material provisions of the Company’s capital stock.

Preferred Stock

Under the terms of the Charter, the Company’s board of directors (the “Board”) is authorized to direct the Company to issue shares of preferred stock in one or more series without stockholder approval. The Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing the Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the Company’s outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of the common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the common stock.

Class A Common Stock

Holders of shares of the Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Class A common stock will have the exclusive right to vote for the election of directors. There will be no cumulative voting rights in the election of directors. Holders of shares of the Class A common stock are entitled to receive dividends, on a per share basis, when and if declared by the Board out of funds legally available therefor and whenever any dividend is made on the shares of the Class B common stock subject to certain exceptions set forth in the Charter.

The Company may not subdivide or combine (by stock split, reverse stock split, recapitalization, merger, consolidation or any other transaction) its shares of Class A common stock or Class B common stock without subdividing or combining its shares of Class B common stock or Class A common stock, respectively, in a similar manner.

Upon the Company’s dissolution or liquidation or the sale of all or substantially all of the Company’s assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of the Class A common stock will be entitled to receive pro rata together with holders of the Class B common stock the Company’s remaining assets available for distribution.

New Class A common stock certificates issued upon transfer or certificates evidencing newly issued shares of Class A common stock will contain a legend stating that such shares of Class A common stock are subject the provisions of the Charter, including but not limited to provisions governing compliance with requirements of the Communications Act of 1934, as amended (the “Communications Act”), and regulations thereunder, including, without limitation, those concerning foreign ownership and media ownership.

Class B Common Stock

Holders of shares of the Class B common stock are not entitled to vote for the election of directors or, in general, on any other matter submitted to a vote of the Company’s stockholders, but are entitled to one vote per share on the following matters: (a) any amendment or modification of any specific rights or obligations of the holders of Class B common stock that does not similarly affect the rights or obligations of the holders of Class A common stock, in which case the holders of Class B common stock will be entitled to a separate class vote, with each share of Class B common stock having one vote; and (b) to the extent submitted to a vote of the Company’s stockholders, (i) the retention or dismissal of outside auditors by the Company, (ii) any dividends or distributions to the Company’s stockholders, (iii) any material sale of assets, recapitalization, merger, business combination, consolidation, exchange of stock or other similar reorganization of the Company or any of its subsidiaries, (iv) the adoption of any amendment to the Charter, (v) other than in connection with any management equity or similar plan adopted by the Company’s Board, any authorization or issuance of equity interests, or any security or instrument convertible into or exchangeable for equity interests, in the Company or any of its subsidiaries, and (vi) the liquidation of the Company, in which case in respect to any such vote concerning the matters described in clause (b), the holders of Class B common stock are entitled to vote with the holders of the Class A common stock, with each share of common stock having one vote and voting together as a single class.

Holders of shares of the Class B common stock are generally entitled to convert shares of Class B common stock into shares of Class A common stock on a one-for-one basis, subject to the Company’s ability to restrict conversion in order to comply with the Communications Act and regulations of the Federal Communications Commission (“FCC”).

Holders of shares of the Class B common stock are entitled to receive dividends when and if declared by the Company’s Board out of funds legally available therefor and whenever any dividend is made on the shares of the Class A common stock subject to certain exceptions set forth in the Charter.

Upon the Company’s dissolution or liquidation or the sale of all or substantially all of its assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of the Class B common stock will be entitled to receive pro rata with holders of the Class A common stock the Company’s remaining assets available for distribution.

Special Warrants

Each special warrant of the Company (a “special warrant”) may be exercised by its holder to purchase one share of Class A common stock or Class B common stock at an exercise price of $0.001 per share, unless the Company in its sole discretion believe such exercise would, alone or in combination with any other existing or proposed ownership of common stock, result in, subject to certain exceptions, (a) such exercising holder owning more than 4.99 percent of the Company’s outstanding Class A common stock, (b) more than 22.5 percent of the Company’s capital stock or voting interests being owned directly or indirectly by foreign individuals or entities, (c) the Company exceeding any foreign ownership threshold set by the FCC pursuant to a declaratory ruling or specific approval requirement or (d) the Company violating any provision of the Communications Act or restrictions on ownership or transfer imposed by the Charter or the decisions, rules and policies of the FCC. Any holder exercising special warrants must complete and timely deliver to the warrant agent the required exercise forms and certifications required under the special warrant agreement.

To the extent there are any dividends declared or distributions made with respect to the Class A common stock or Class B common stock, those dividends or distributions will also be made to holders of special warrants concurrently and on a pro rata basis based on their ownership of common stock underlying their special warrants on an as-exercised basis; provided, that no such distribution will be made to holders of special warrants if (x) the Communications Act or an FCC rule prohibits such distribution to holders of special warrants or (y) the Company’s FCC counsel opines that such distribution is reasonably likely to cause (i) the Company to violate the Communications Act or any applicable FCC rule or (ii) any such holder not to be deemed to hold a non-cognizable (under FCC rules governing foreign ownership) future equity interest in us; provided further, that, if any distribution of common stock or any other securities to a holder of special warrants is not permitted pursuant to clauses (x) or (y), the Company will cause economically equivalent warrants to be distributed to such holder in lieu thereof, to the extent that such distribution of warrants would not violate the Communications Act or any applicable FCC rules.

To the extent within the Company’s control, any tender or exchange offer subject to Sections 13 or 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for Class A common stock, Class B common stock or special warrants will be made concurrently and on a pro rata basis (in the case of holders of special warrants, based upon their ownership of common stock underlying their special warrants on an as-exercised basis) to all holders of Class A common stock, Class B common stock and special warrants. Distributions to holders of special warrants and payments to holders of special warrants pursuant to a tender or exchange offer for special warrants subject to Sections 13 or 14 of the Exchange Act will be made in compliance with FCC ownership conditions.

The number of shares of the common stock to be received upon exercise of each special warrant is subject to adjustment from time to time. Such number will increase or decrease proportionally upon any increase or decrease in the number of shares of the common stock outstanding resulting from any subdivisions, splits, combination or reverse splits (except in connection with a change of control). The Company is not required to issue fractional shares in connection with the exercise of special warrants, and may either pay an amount in cash in lieu of such fractional shares or round the number of shares received to the nearest whole number. The exercise price is not subject to any adjustment.

Upon the occurrence of any reclassification or recapitalization whereby holders of the common stock are entitled to receive proceeds in cash, stock, securities or other assets or property with respect to or in exchange for common stock, holders who exercise special warrants are entitled to receive such proceeds commensurate with the number of shares of common stock they would have received if they had exercised their special warrants immediately prior to such reclassification or recapitalization. Upon a change of control in which the only consideration payable to holders of common stock is cash, each special warrant will be deemed to be exercised immediately prior to the consummation of such change of control and the holder will receive solely the cash consideration to which such holder would have been entitled as a result of such change of control. Upon a change of control in which the consideration payable to holders of common stock is other than only cash, at the Company’s option, each special warrant will be either (A) assumed by the party surviving such change of control and will continue to be exercisable for the kind and amount of consideration to which such holder would have been entitled as a result of such change of control had the special warrant been exercised immediately prior, or (B) if not assumed by the party surviving such change of control, deemed to be exercised immediately prior to the consummation of such change of control and the holder will receive the consideration to which such holder would have been entitled as a result of such change of control, less the exercise price, as though the special warrant had been exercised immediately prior.

The special warrants will expire on the earlier of the twentieth anniversary of the issuance date and the occurrence of a change in control of the Company.

Forum Selection

The Charter includes a forum selection clause that provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on the Company’s behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers or other employees to the Company or its stockholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, the Charter or the Bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine. Although the Company believes its forum selection clause will benefit it by providing increased consistency in the application of Delaware law for these specified types of actions and proceedings, it may have the effect of discouraging lawsuits against the Company or its directors and officers.

The forum selection clause is subject to a number of exceptions, including actions which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery. Section 27 of the Exchange Act vests exclusive federal jurisdiction for all claims brought to enforce any duty or liability created under the Exchange Act. Therefore, the forum selection clause will not apply to any such claim.

In addition, Section 22 of the Securities Act of 1933, as amended (the “Securities Act”), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce the forum selection clause in connection with claims arising under the Securities Act and the rules and regulations thereunder, and in any event, stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Anti-Takeover Provisions

Certain provisions in the Charter, the Bylaws and the DGCL contain provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control and enhance the ability of the Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of the common stock held by stockholders. These provisions include:

Classified Board of Directors. The Board is divided into three classes of directors, with the classes as nearly equal in number as possible. The term of the first class of directors expires at the Company’s 2020 annual meeting of stockholders, the successors of which directors will be elected for a three-year term; the term of the second class of directors expires at the Company’s 2021 annual meeting of stockholders, the successors of which directors will be elected for a two-year term; and the term of the third class of directors expires at the Company’s 2022 annual meeting of stockholders, the successors of which directors will be elected for a one-year term. Following the Company’s 2022 annual meeting of stockholders, the Board will no longer be classified. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board.

Action by Written Consent. The Charter prohibits the Company’s stockholders from acting by written consent. The Company’s stockholders may only take action at a duly called annual or special meeting of stockholders.

Special Meetings of Stockholders. Except as required by law, special meetings of the Company’s stockholders may called at any time only by or at the direction of a majority of the Board. The Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of us.

Advance Notice Procedures. The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of the Company’s stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Removal of Directors; Vacancies. Subject to the rights of holders of any outstanding shares of the Company’s preferred stock, the Company’s directors may be removed, but only for cause, upon the affirmative vote of holders of a majority of the voting power of the outstanding shares of the Class A common stock.

Supermajority Approval Requirements. The Company is expressly authorized to adopt, amend, alter or repeal, in whole or in part, the Charter. Notwithstanding the foregoing, prior to May 1, 2022, any amendment, alteration, rescission or repeal of the anti-takeover provisions of the Charter, which are generally described herein, require the affirmative vote of at least 66 2/3% in voting power of the outstanding shares of the Company’s stock entitled to vote generally in the election of directors. Following May 1, 2022, any amendment, alteration, rescission or repeal of the anti-takeover provisions of the Charter require the affirmative vote of at least a majority in voting power of the outstanding shares of the Company’s stock entitled to vote generally in the election of directors.

The combination of the classification of the Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for the Company’s existing stockholders to replace the Board as well as for another party to obtain control of the Company by replacing the Board. Because the Board has the power to retain and discharge the Company’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Restrictions relating to FCC Regulations

Pursuant to the Charter, the Company may restrict the ownership, or proposed ownership, of shares of the Class A common stock or Class B common stock (collectively, the Company’s “capital stock”), or special warrants by any person or entity if such ownership or proposed ownership (a) is or could be inconsistent with, or in violation of, any provision of the Federal Communications Laws (as hereinafter defined), (b) limits or impairs or could limit or impair any of the Company’s business activities or proposed business activities under the Federal Communications Laws or (c) subjects or could subject the Company to any regulation under the Federal Communications Laws to which the Company would not be subject but for such ownership or proposed ownership (clauses (a), (b) and (c) collectively, “FCC Regulatory Limitations”). The term “Federal Communications Laws” means any law of the United States now or hereafter in effect (and any regulation thereunder), including, without limitation, the Communications Act and regulations thereunder, pertaining to the ownership and/or operation or regulating the business activities of (x) any television or radio station, cable television system or other medium of mass communications or (y) any provider of programming content to any such medium.

If the Company believes that the ownership or proposed ownership of shares of the Company’s capital stock of by any person or entity may result in a FCC Regulatory Limitation, such person or entity must promptly furnish to the Company such information as the Company requests. If (a) any person or entity from whom information is requested does not comply, or (b) the Company concludes that a stockholder’s ownership or proposed ownership of, or that a stockholder’s exercise of any rights of ownership with respect to, shares of the Company’s capital stock results or could result in a FCC Regulatory Limitation, then, in the case of either clause (a) or clause (b), the Company may (w) refuse to permit the transfer of shares of the Company’s capital stock to a proposed stockholder or refuse to permit the conversion of shares, (x) suspend those rights of stock ownership the exercise of which causes or could cause such FCC Regulatory Limitation, (y) redeem such shares of the Company’s capital stock held by such stockholder, and/or (z) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such stockholder or proposed transferee, with a view towards obtaining such information or preventing or curing any situation which causes or could cause a FCC Regulatory Limitation. Any refusal to transfer, suspension of rights or refusal to convert pursuant to clauses (w) and (x), respectively, of the immediately preceding sentence will remain in effect until the requested information has been received and the Company has determined that such transfer, conversion, or the exercise of such suspended rights, as the case may be, will not result in a FCC Regulatory Limitation.

The terms and conditions of redemption pursuant to the preceding paragraph are as follows:

•	the redemption price of any shares to be redeemed shall be equal to the fair market value of such shares;

•

the redemption price of the shares may be paid in (x) any debt or equity securities of the Company, any subsidiary of the Company or any other corporation or other entity, or any combination thereof (the “redemption securities”), having such terms and conditions as shall be approved by the Board and which, together with any cash to be paid as part of the redemption price, in the opinion of any nationally recognized investment banking firm selected by the Board, has a value, at the time notice of redemption is given at least equal to the fair market value of the shares to be redeemed, assuming the redemption securities were fully distributed and subject only to normal trading activity, (y) cash or (z) any combination of redemption securities or cash;

•

if less than all such shares are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Board, which may include selection of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the Board;

•	at least 15 days’ written notice of the redemption date will be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder);

•

from and after the Redemption Date, any and all rights of whatever nature in respect of the shares selected for redemption will cease and terminate and the holders of such shares shall thenceforth be entitled only to receive the cash or redemption securities payable upon redemption; and

•	such other terms and conditions as the Board shall reasonably determine are required by law.

Corporate Opportunity Doctrine

To the fullest extent of law, the Company renounces and waives any interest or expectancy of the Company in being offered an opportunity to participate in, directly or indirectly, any potential transactions, matters or business opportunities presented to any of its officers, directors or stockholders, other than those officers, directors or stockholders who are employees of the Company. None of its respective officers, directors or stockholders shall be liable to the Company or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues, acquires or participates in such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Company, unless, in the case of any such person who is a director or officer of the Company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of the Company.

The doctrine of corporate opportunity shall not apply to the Company or any of its officers or directors in circumstances where its application would conflict with any fiduciary duties or contractual obligations or to any other corporate opportunity with respect to any of the officers or directors of the Company unless such corporate opportunity is offered to such person solely in his or her capacity as an officer or director of the Company and such opportunity is one the Company is financially able and legally and contractually permitted to undertake and would otherwise be reasonable for the Company to pursue.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Charter includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Bylaws provide that the Company must indemnify and advance expenses to the Company’s directors and officers to the fullest extent authorized by the DGCL. The Company also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for the Company’s directors, officers and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that are included in the Charter and Bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is Computershare Trust Company.

Item 2. Exhibits

Pursuant to the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed, because no other securities of the Registrant are registered on The Nasdaq Stock Market LLC, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

IHEARTMEDIA, INC.

Date: July 17, 2019	By:	/s/ Richard J. Bressler
	Name:	Richard J. Bressler
	Title:	President, Chief Operating Officer and Chief Financial Officer